FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                         For the month of February 2008
                                 6 February 2008



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

This report is incorporated by reference in the prospectus contained in the Registration Statements on Form F-3 (SEC File No.333-08246) and Form F-3/S-3 (SEC File No.333-106837) filed by the Registrant under the Securities Act of 1933.



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO. 1   Press release of British Sky Broadcasting Group plc
                announcing US Accounting Press Release released on
                6 February 2008




                       BRITISH SKY BROADCASTING GROUP PLC
                Results for the half year ended 31 December 2007

Consolidated condensed financial information



Consolidated Income Statement for the half year ended 31 December 2007


---------------------------------------------------------------------------------------------------------
                                                                     2007/08       2006/07      2006/07
                                                                   Half year     Half year    Full year
                                                        Notes    GBP million   GBP million  GBP million
---------------------------------------------------------------------------------------------------------

 Revenue                                                  2            2,458        2,220         4,551
 Operating expense                                        3          (2,163)      (1,825)       (3,736)
 Operating profit                                                        295          395           815
---------------------------------------------------------------------------------------------------------

 Share of results of joint ventures and associates                         8            6            12
 Investment income                                                        19           24            46
 Finance costs                                                          (82)         (69)         (149)
 Profit on disposal of joint venture                      4               67            -             -
 Impairment of available-for-sale investment              5            (343)            -             -
 (Loss) profit before tax                                               (36)          356           724
---------------------------------------------------------------------------------------------------------

 Taxation                                                               (76)        (110)         (225)
 (Loss) profit for the period                                          (112)          246           499
---------------------------------------------------------------------------------------------------------

 (Loss) earnings per share from (loss) profit for
 the period (in pence)
 Basic                                                    6           (6.4p)        14.0p         28.4p
 Diluted                                                  6           (6.4p)        14.0p         28.2p


---------------------------------------------------------------------------------------------------------





Consolidated Statement of Recognised Income and Expense for the half year ended 31 December 2007


---------------------------------------------------------------------------------------------------------
                                                                  2007/08        2006/07       2006/07
                                                                Half year      Half year     Full year
                                                              GBP million    GBP million   GBP million
---------------------------------------------------------------------------------------------------------

 (Loss) profit for the period                                       (112)            246           499
---------------------------------------------------------------------------------------------------------

Net movement reported directly in equity
Cash flow hedges                                                        9             21            39
Tax on cash flow hedges                                               (3)            (6)          (12)
Loss on available-for-sale investments                              (192)          (207)         (151)
Transfer to profit on impairment of
available-for-sale investment                                         343              -             -
                                                                      157          (192)         (124)

 Total recognised income and expense for the period                    45             54           375
---------------------------------------------------------------------------------------------------------




Consolidated Income Statement for the three months ended 31 December 2007

-------------------------------------------------------------------------------------------------------------------
                                                                                        2007/08             2006/07
                                                                                   Three months        Three months
                                                                                       ended 31            ended 31
                                                                                       December            December
                                                                                    GBP million         GBP million
-------------------------------------------------------------------------------------------------------------------


Revenue                                                                                   1,273               1,149
Operating expense                                                                       (1,121)               (934)

 ------------------------------------------------------------------------------------------------------------------
|EBITDA                                                                                     214                 262 |
|Depreciation and amortisation                                                             (62)                (47) |
 ------------------------------------------------------------------------------------------------------------------
Operating profit                                                                            152                 215
-------------------------------------------------------------------------------------------------------------------

Share of results from joint ventures and associates                                           5                   4
Investment income                                                                             4                  10
Finance costs                                                                              (42)                (39)
Profit on disposal of joint venture                                                          67                   -
Impairment of available-for-sale investment                                               (343)                   -
(Loss) profit before tax                                                                  (157)                 190
-------------------------------------------------------------------------------------------------------------------

Taxation                                                                                   (39)                (60)
(Loss) profit for the quarter                                                             (196)                 130
-------------------------------------------------------------------------------------------------------------------

Earnings per share from (loss) profit for the
quarter (in pence)
Basic and diluted                                                                        (11.2)                 7.4

The consolidated income statement for the three months ended 31 December 2007 is not extracted from the Group's Interim Management Report for the period ended 31 December 2007.



Consolidated Balance Sheet as at 31 December 2007


 -------------------------------------------------------------------------------------------------------------------
                                                                31 December        31 December            30 June
                                                                       2007               2006               2007
                                                     Notes      GBP million        GBP million        GBP million
 -------------------------------------------------------------------------------------------------------------------



 Non-current assets
 Goodwill                                                               845                659                741
 Intangible assets                                                      283                209                261
 Property, plant and equipment                                          682                593                670
 Investments in joint ventures and associates                           106                 31                 34
 Available-for-sale-investments                                         611                771                797
 Deferred tax assets                                                     47                 79                 54
 Trade and other receivables                                             36                  -                  -
 Derivative financial assets                                              8                  -                  -
                                                                      2,618              2,342              2,557
 -------------------------------------------------------------------------------------------------------------------

 Current assets
 Inventories                                                            664                609                384
 Trade and other receivables                                            570                568                524
 Short-term deposits                                                      1                202                 15
 Cash and cash equivalents                                              389                402                435
 Derivative financial assets                                              5                  6                  5
                                                                      1,629              1,787              1,363
 -------------------------------------------------------------------------------------------------------------------

 Total assets                                                         4,247              4,129              3,920
 -------------------------------------------------------------------------------------------------------------------

 Current liabilities
 Borrowings                                                              98                548                 16
 Trade and other payables                                             1,627              1,469              1,295
 Current tax liabilities                                                138                140                144
 Provisions                                                              10                  4                  8
 Derivative financial liabilities                                        21                 36                 36
                                                                      1,894              2,197              1,499
 -------------------------------------------------------------------------------------------------------------------

 Non-current liabilities
 Borrowings                                                           2,038              1,751              2,014
 Trade and other payables                                                96                 63                 84
 Provisions                                                              37                 18                 18
 Derivative financial liabilities                                       240                245                258
                                                                      2,411              2,077              2,374
 -------------------------------------------------------------------------------------------------------------------

 Total liabilities                                                    4,305              4,274              3,873
 -------------------------------------------------------------------------------------------------------------------

 Shareholders' (deficit) equity                        8               (58)              (145)                 47
 -------------------------------------------------------------------------------------------------------------------

 Total liabilities and shareholders' (deficit)                                           4,129
 equity                                                               4,247                                 3,920
 -------------------------------------------------------------------------------------------------------------------



Consolidated Cash Flow Statement for the half year ended 31 December 2007

----------------------------------------------------------------------------------------------------------------------
                                                                         2007/08           2006/07           2006/07
                                                                       Half year         Half year         Full year
                                                           Notes     GBP million       GBP million       GBP million
----------------------------------------------------------------------------------------------------------------------



Cash flows from operating activities
Cash generated from operations                               9               429               365             1,007
Interest received                                                             22                32                46
Taxation paid                                                               (80)              (39)             (128)
Net cash from operating activities                                           371               358               925
----------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities
Dividends received from joint ventures and associates                          5                 4                 9
Net funding to joint ventures and associates                                 (2)                 -               (3)
Purchase of property, plant and equipment                                   (91)             (131)             (292)
Purchase of intangible assets                                               (62)              (27)              (64)
Purchase of available-for-sale investments                                   (7)             (975)             (947)
Purchase of subsidiaries (net of cash and cash
equivalents purchased)                                                      (71)              (19)             (104)
Decrease in short-term deposits                                               14               445               632
Net cash used in investing activities                                      (214)             (703)             (769)
----------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities
Proceeds from borrowings                                                      54               550              295
Repayment of borrowings                                                      (8)             (191)            (192)
Proceeds from disposal of shares in Employee Share
Ownership Plan ("ESOP")                                                       16                 8               37
Purchase of own shares for ESOP                                             (23)              (13)             (76)
Purchase of own shares for cancellation                                        -             (214)            (214)
Interest paid                                                               (86)              (92)            (154)
Dividends paid to shareholders                                             (156)             (117)            (233)
Net cash used in financing activities                                      (203)              (69)            (537)
----------------------------------------------------------------------------------------------------------------------

Net decrease in cash and cash equivalents                                   (46)             (414)            (381)
----------------------------------------------------------------------------------------------------------------------



Cash and cash equivalents at the beginning of the period                     435               816              816

Cash and cash equivalents at the end of the period                           389               402              435
----------------------------------------------------------------------------------------------------------------------



Notes to the consolidated interim financial statements

1        Basis of preparation

The financial information set out in this press release does not constitute statutory financial statements for the half year ended 31 December 2007, for the purpose of the Companies Act 1985, but is extracted from the condensed consolidated interim financial statements prepared in accordance with IAS 34 'Interim Financial Reporting' ("IAS 34") as presented in the unaudited Interim Management Report dated 31 December 2007. Copies of the Interim Management Report are available from the British Sky Broadcasting web page at www.sky.com/corporate. The financial information for the full year ended 30 June 2007 is extracted from the statutory financial statements for that year. A copy of the statutory accounts has been delivered to the Registrar of Companies. The Group's auditors have reported on those accounts; their reports were unqualified and did not contain statements under s. 237(2) or (3) Companies Act 1985.

Whilst the financial information included in this press release has been prepared in accordance with the recognition and measurement principles of International Financial Reporting Standards ("IFRS"), this announcement does not itself contain sufficient information to comply with IFRS.

The Group maintains a 52 or 53 week fiscal year ending on the Sunday nearest to 30 June in each year. In fiscal year 2008, this date will be 29 June 2008, this being a 52 week year (fiscal year 2007: 1 July 2007, 52 week year). Similarly, the condensed consolidated interim financial statements are based on the Sunday nearest to 31 December in each year. In fiscal year 2008, this date was 30 December 2007 (fiscal year 2007: 31 December 2006) For convenience purposes, the Group continues to date its consolidated financial statements as at 30 June, and its condensed consolidated interim financial statements as at 31 December.

2    Revenue

 -------------------------------------------------------------------------------------------------------------------
                                                                             2007/08       2006/07         2006/07
                                                                           Half year     Half year       Full year
                                                                         GBP million   GBP million     GBP million
 -------------------------------------------------------------------------------------------------------------------
 Retail subscription                                                           1,853         1,638           3,406
 Wholesale subscription                                                           88           109             208
 Advertising                                                                     167           171             352
 Sky Bet                                                                          24            20              47
 Installation, hardware and service                                              148           119             212
 Other                                                                           178           163             326
                                                                               2,458         2,220           4,551
 -------------------------------------------------------------------------------------------------------------------

3     Operating expense

 -------------------------------------------------------------------------------------------------------------------
                                                                             2007/08       2006/07         2006/07
                                                                           Half year     Half year       Full year
                                                                         GBP million   GBP million     GBP million
 -------------------------------------------------------------------------------------------------------------------
 Programming                                                                     858           748           1,539
 Transmission and related functions                                              254           181             402
 Marketing                                                                       405           375             734
 Subscriber management                                                           379           313             618
 Administration                                                                  267           208             443
                                                                               2,163         1,825           3,736
 -------------------------------------------------------------------------------------------------------------------

Included within programming for the full year ended 30 June 2007 and half year ended 31 December 2006 is a GBP65 million credit due to the Group arising from certain contractual rights under one of the Group's channel distribution agreements. This item was previously disclosed as a contingent asset in the Group's June 2006 financial statements.

Included within administration for the half year ended 31 December 2007 is GBP12 million (2007: half year GBP6 million; full year GBP16 million) of expense relating to legal costs incurred on the Group's ongoing claim against EDS (the information and technology solutions provider (see note 10b)).


4      Profit on disposal of joint venture

On 12 December 2007, the Group sold its 100% stake in BSkyB Nature Limited, the investment holding company for the Group's 50% interest in the NGC-UK Partnership. As consideration for the disposal, the Group received 21% interests in both NGC Network International LLC and NGC Network Latin America LLC (in effect, 21% of National Geographic Channel's television operations outside of the US). This realised a profit on disposal of GBP67 million.



5      Impairment of available-for-sale investment

The impairment of available-for-sale investment relates to the Group's investment in ITV plc ("ITV"). As required by IAS 39, following a review of the carrying value of the investment in ITV at 31 December 2007, the Group has recognised an impairment loss of GBP343 million in the current period. The impairment loss was determined with reference to ITV's closing equity share price of GBP0.87 at 28 December 2007, the last trading day of the Group's fiscal half year, and is attributable to the significant and prolonged decline in the ITV equity share price.

In accordance with IAS 39, the effect of any further decline in the value of the equity share price of ITV will be recognised in the income statement at the relevant future balance sheet date. On 4 February 2008, the equity share price of ITV was GBP0.79.

6    Earnings per share

--------------------------------------------------------------------------------------------------------------------
                                                                            2007/08         2006/07        2006/07
                                                                          Half year       Half year      Full year
                                                                        Millions of     Millions of    Millions of
                                                                             shares          shares         shares
--------------------------------------------------------------------------------------------------------------------
The  weighted  average  number  of  shares  for the
period was
Ordinary shares                                                               1,753           1,765          1,759
ESOP trust ordinary shares                                                      (5)             (3)            (4)
Basic shares                                                                  1,748           1,762          1,755
--------------------------------------------------------------------------------------------------------------------

Dilutive ordinary shares from share options                                       -               1             12
Diluted shares                                                                1,748           1,763          1,767
--------------------------------------------------------------------------------------------------------------------

The calculation of diluted (loss) earnings per share excludes 22 million share options (2007: half year 21 million; full year 17 million), which could potentially dilute earnings per share in the future.

Basic and diluted (loss) earnings per share is calculated by dividing loss or profit for the period into the weighted average number of shares for the period. In order to provide a measure of underlying performance, management have chosen to present an adjusted profit for the year which excludes items that may distort comparability. Such items arise from events or transactions that fall within the ordinary activities of the Group but which management believe should be separately identified to help explain underlying performance.

--------------------------------------------------------------------------------------------------------------------
                                                                            2007/08        2006/07          2006/07
                                                                          Half year      Half year        Full year
                                                                        GBP million    GBP million      GBP million
Reconciliation from (loss) profit for the period to adjusted profit for the period
(Loss) profit for the period                                                  (112)            246              499
Remeasurement of all derivative financial instruments (not qualifying
for hedge accounting)                                                           (4)            (8)              (6)
Amount receivable from channel distribution agreement (see note 3)                -           (65)             (65)
Legal costs relating to claim against EDS (see note 3)                           12              6               16
Profit on disposal of joint venture                                            (67)              -                -
Impairment of available-for-sale investment                                     343              -                -
Tax effect of above items                                                       (2)             20               17
Adjusted profit for the period                                                  170            199              461
--------------------------------------------------------------------------------------------------------------------

7    Dividends

--------------------------------------------------------------------------------------------------------------------
                                                                            2007/08        2006/07          2006/07
                                                                          Half year      Half year        Full year
                                                                        GBP million    GBP million      GBP million
--------------------------------------------------------------------------------------------------------------------
Dividends declared and paid during the period
2006 Final dividend paid: 6.70p per ordinary share                                -            117              117
2007 Interim dividend paid: 6.60p per ordinary share                              -              -              116
2007 Final dividend paid: 8.90p per ordinary share                              156              -                -
                                                                                156            117              233
--------------------------------------------------------------------------------------------------------------------

The 2008 interim dividend is 7.1p per ordinary share being GBP125 million. The dividend was proposed after the balance sheet date and is therefore not recognised as a liability as at 31 December 2007.


8    Reconciliation of movement in shareholders' (deficit) equity

--------------------------------------------------------------------------------------------------------------------
                                     Share    Share       ESOP  Hedging Available-     Other Retained          Total
                                                                               for                     shareholders'
                                                                             -sale                         (deficit)
                                   capital  premium    reserve  reserve    reserve  reserves earnings         equity
                                       GBP      GBP        GBP      GBP        GBP       GBP      GBP            GBP
                                  Gmillion  million    million  million    million   million  million        million
--------------------------------------------------------------------------------------------------------------------
At 1 July 2006                         896    1,437       (25)     (52)          -       311  (2,446)            121
Purchase of own shares for
cancellation                          (20)        -          -        -          -        20    (214)          (214)
Recognition and transfer of cash
flow hedges                              -        -          -       21          -         -        -             21
Tax on items taken directly to
equity                                   -        -          -      (6)          -         -      (1)            (7)
Revaluation of available-for
sale-investment                          -        -          -        -      (207)         -        -          (207)
Share-based payment                      -        -          1        -          -         -       11             12
Profit for the period                    -        -          -        -          -         -      246            246
Dividends                                -        -          -        -          -         -    (117)          (117)
At 31 December 2006                    876    1,437       (24)     (37)      (207)       331  (2,521)          (145)
--------------------------------------------------------------------------------------------------------------------
Recognition and transfer of cash         -        -          -       18          -         -        -             18
flow hedges
Tax on items taken directly to
equity                                   -        -          -      (6)          -         -        6              -
Revaluation of available-for-sale
investment                               -        -          -        -         56         -        -             56
Share-based payment                      -        -       (30)        -          -         -       11           (19)
Profit for the period                    -        -          -        -          -         -      253            253
Dividends                                -        -          -        -          -         -    (116)          (116)
At 30 June 2007                        876    1,437       (54)     (25)      (151)       331  (2,367)             47
--------------------------------------------------------------------------------------------------------------------
Recognition and transfer of cash        -         -          -        9          -         -        -              9
flow hedges
Tax on items taken directly to
equity                                   -        -          -      (3)          -         -      (1)            (4)
Revaluation of available-for-sale
investment                               -        -          -        -      (192)         -        -          (192)
Impairment of available-for-sale
investment                               -        -          -        -        343         -        -            343
Share-based payment                      -        -         25        -          -         -     (18)              7
Loss for the period                      -        -          -        -          -         -    (112)          (112)
Dividends                                -        -          -        -          -         -    (156)          (156)
At 31 December 2007                    876    1,437       (29)     (19)          -       331  (2,654)           (58)
--------------------------------------------------------------------------------------------------------------------


9    Notes to the consolidated cash flow statement

Reconciliation   of  (loss)  profit  before  taxation  to  cash  generated  from operations

 ----------------------------------------------------------------------------------------------------------------
                                                                         2007/08        2006/07        2006/07
                                                                       Half year      Half year      Full year
                                                                     GBP million    GBP million    GBP million
 ----------------------------------------------------------------------------------------------------------------
 (Loss) profit before tax                                                   (36)            356            724
 Depreciation of property, plant and equipment                                77             58            120
 Amortisation of intangible assets                                            43             33             72
 Profit on disposal of joint venture                                        (67)              -              -
 Impairment of available-for-sale investments                                343              -              -
 Net finance costs                                                            63             45            103
 Share of results of joint ventures and associates                           (8)            (6)           (12)
                                                                             415            486          1,007
 ----------------------------------------------------------------------------------------------------------------
 Increase in trade and other receivables                                    (95)          (118)           (47)
 Increase in inventories                                                   (264)          (294)           (59)
 Increase in trade and other payables                                        366            289            101
 Increase (decrease) in provisions                                            12            (3)              1
 (Increase) decrease in derivative financial instruments                     (5)              5              4
 Cash generated from operations                                              429            365          1,007
 ----------------------------------------------------------------------------------------------------------------


10   Other matters

a)   Contingent liabilities

In April 2007, Virgin Media Communications Limited, Virgin Media Television Limited and Virgin Media Limited issued proceedings in the High Court in England and Wales against British Sky Broadcasting Group plc and British Sky Broadcasting Limited, alleging that the Group has infringed Article 82 EC and the Chapter II prohibition by pursuing an anticompetitive strategy designed to weaken Virgin Media group, which allegedly entailed: (i) a constructive refusal to supply the Group's basic pay television channels to Virgin Media group for supply via Virgin Media group's cable network in the UK; (ii) a refusal to pay fair prices for the right to carry Virgin Media group's television channels as part of the Group's retail channel offering; and (iii) the Group's purchase of a significant shareholding in ITV (which purchase was, it is alleged, designed principally to damage Virgin Media group's ability to compete in the supply of pay television services, by preventing Virgin Media group from obtaining access to attractive programming content). Virgin Media group seeks from the Court a declaration that the Group occupies a dominant market position in specified pay TV retail and purchasing markets in the UK and that the Group has, by its conduct as alleged, abused its dominant position(s) contrary to Article 82 EC and the Chapter II prohibition on these relevant markets. Virgin Media group also seeks mandatory injunctions requiring the Group to transact with Virgin Media group on fair and/or non-discriminatory terms for the supply of the Group's basic pay television channels to Virgin Media and for the licensing of Virgin Media group's television channels, for on-supply to the Group's subscribers. Virgin Media group also seeks damages to compensate it for its alleged losses arising from the Group's alleged conduct.

The Group intends to defend the proceedings vigorously and submitted its defence to the High Court on 2 July 2007 denying Virgin Media group's allegations that it had infringed Article 82 EC or Chapter II prohibition. A start date for trial has been provisionally set for February 2009. It is, at this stage, too early to estimate the likely outcome of the proceedings.


b)   Contingent assets

The Group has served a claim, which is currently being heard in the High Court of Justice, for a material amount against EDS (an information and technology solutions provider) which provided services to the Group as part of the Group's investment in customer management systems software and infrastructure. The amount which may be recovered by the Group will not be finally determined until resolution of the claim.







                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 6 February 2008                    By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary